UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Axovant Sciences Ltd.

(Name of Issuer)

Common Shares, $0.00001 par value

(Title of Class of Securities)

G0750W104

(CUSIP Number)

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue, New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 18, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0750W104

1.	Names of Reporting Persons QVT Financial LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 99,285,714
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,285,714
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 65.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. G0750W104

1.	Names of Reporting Persons QVT Financial GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 99,285,714
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,285,714
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 65.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. G0750W104

1.	Names of Reporting Persons QVT Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 99,285,714
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,285,714
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 65.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. G0750W104

1.	Names of Reporting Persons QVT Associates GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 99,285,714
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,285,714
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 65.2%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 2 (the “Amendment”) further amends and supplements the Schedule 13D filed by the Reporting Persons on July 13, 2016, as amended by Amendment No. 1 thereto filed with the Commission on June 15, 2018 (as amended through Amendment No. 1, the “Schedule 13D”), with respect to the Common Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

As shareholders of Roivant Sciences Ltd. (“Roivant”), the Reporting Persons are filing this Amendment to report the closing on December 18, 2018 of the Issuer’s offering, in which Roivant purchased 10,000,000 Common Shares at a purchase price of $1.00 per share. The Reporting Persons may be deemed to have dispositive power over and, therefore, beneficial ownership of, the Common Shares acquired by Roivant by virtue of governance arrangements in Roivant’s bye-laws. The Reporting Persons do not directly own any Common Shares and are not party to any agreement with the Issuer.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)-(c) This Schedule 13D is filed by QVT Financial LP, a Delaware limited partnership (“QVT Financial”), QVT Financial GP LLC, a Delaware limited liability company, QVT Offshore Ltd. (the “Fund”), a Cayman Islands limited company, and QVT Associates GP LLC, a Delaware limited liability company (collectively, the “Reporting Persons”).

The principal executive offices of QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC are located at 444 Madison Avenue, 21st Floor, New York, New York 10022. The registered office of the Fund is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. QVT Financial GP LLC is the general partner of QVT Financial, and as such may be deemed to beneficially own the Common Shares reported as beneficially owned by QVT Financial. QVT Financial’s principal business is investment management, and it acts as the investment manager for the Fund, and as such may be deemed to beneficially own the Common Shares reported as beneficially owned by the Fund. QVT Financial has the power to direct the vote and disposition of securities held by the Fund. QVT Associates GP LLC, as general partner of certain other funds managed by QVT Financial LP, may also be deemed to beneficially own the Common Shares reported as beneficially owned herein.

Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu are the managing members of QVT Financial GP LLC and QVT Associates GP LLC. Messrs. Gold, Brumm, Chu and Fu are referred to collectively herein as the “Covered Persons.” The business addresses and principal occupations of each of the Covered Persons are set forth in Appendix A attached hereto, which is incorporated herein by reference. The business address of each Covered Person is also the address of the principal employer of such Covered Person.

(d) During the last five years, none of the Reporting Persons nor any of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e) During the last five years, none of the Reporting Persons nor any of the Covered Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of each of the Reporting Persons. Each of the Covered Persons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

99,285,714 Common Shares reported herein are directly owned by Roivant. The Issuer, prior to its initial public offering on June 11, 2015, was a wholly-owned subsidiary of Roivant.

On December 18, 2018, upon the closing of the Issuer’s underwritten public offering of Common Shares conducted pursuant to a registration statement on Form S-3 (the “Offering”), Roivant purchased 10,000,000 Common Shares from the underwriters of the Offering at the public offering price of $1.00 per share. Roivant purchased the Common Shares using cash on hand.

To the extent required by Item 3, the information set forth or incorporated in Items 4 and 5 is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

All percentages referred to on the cover pages are determined using a denominator of 152,175,480 Common Shares outstanding, as reported in the Issuer’s prospectus supplement for the Offering filed with the SEC pursuant to Rule 424(b)(5) under the Act on December 17, 2018.

QVT Financial is the investment manager for the Fund. QVT Financial has the power to direct the vote and disposition of the investments held by the Fund. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 99,285,714 Common Shares, consisting of the Common Shares owned by Roivant.

QVT Financial GP LLC, as general partner of QVT Financial, may be deemed to beneficially own the same number of Common Shares reported by QVT Financial. QVT Associates GP LLC, as general partner of certain other funds managed by QVT Financial LP, may also be deemed to beneficially own the Common Shares reported as beneficially owned herein, and accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of an aggregate amount of 99,285,714 Common Shares.

Each of the Covered Persons and Reporting Persons disclaims beneficial ownership of the Common Shares owned by Roivant.

(c) Other than as disclosed herein, the Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2018

QVT FINANCIAL LP		QVT OFFSHORE LTD.

By:	QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
	Name: Daniel Gold Title: Managing Member		Name: Daniel Gold Title: Director

By:	/s/ Tracy Fu
Name: Tracy Fu Title: Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
	Name: Daniel Gold Title: Managing Member		Name: Daniel Gold Title: Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
	Name: Tracy Fu Title: Managing Member		Name: Tracy Fu Title: Managing Member